UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
_____________________

C&J Energy Services, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

12467B304
(CUSIP Number)

Theodore R. Moore
10375 Richmond Avenue, Suite 2000
Houston, Texas 77042
(713) 260-9900

With a copy to

Thomas J. Murphy
c/o General Atlantic Service Company, LLC
3 Pickwick Plaza
Greenwich, Connecticut 06830
(203) 629-8600
_______________________

March 28, 2012
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12467B304	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 90, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,387,766
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,387,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,387,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12467B304	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,387,766
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,387,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,387,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12467B304	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,387,766
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,387,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,387,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12467B304	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,387,766
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,387,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,387,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 12467B304	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,387,766
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,387,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,387,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 12467B304	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,387,766
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,387,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,387,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 12467B304	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,387,766
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,387,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,387,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12467B304	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,387,766
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,387,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,387,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 12467B304	Page 10 of 18 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of C&J Energy Services, Inc., a Delaware corporation (the “Company”).  The address of the principal executive office of the Company is 10375 Richmond Avenue, Suite 2000, Houston, Texas 77042.

Item 2.  Identity and Background.

This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The members of the group are General Atlantic Partners 90, L.P., a Delaware limited partnership (“GAP 90”), GAPCO GmbH & Co. KG, a German limited partnership (“KG”), GAP Coinvestments CDA, L.P., a Delaware limited partnership (“CDA”), GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”), GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”), GAPCO Management GmbH, a German corporation (“GmbH Management”), General Atlantic GenPar, L.P., a Delaware limited partnership (“GenPar”), and General Atlantic LLC, a Delaware limited liability company (“GA” and, collectively with GAP 90, KG, CDA, GAPCO III, GAPCO IV, GmbH Management and GenPar, the “Reporting Persons”). The Reporting Persons (other than KG and GmbH Management) are located at c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830.  KG and GmbH Management are located at c/o General Atlantic GmbH, Koenigsallee 62, 40212 Dusseldorf, Germany.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

GA is the general partner of GenPar, which is the general partner of GAP 90.  GA is the general partner of CDA.  GA is the managing member of GAPCO III and GAPCO IV.  GmbH Management is the general partner of KG.  There are 26 managing directors of GA (the “GA Managing Directors”).  The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and hereby incorporated by reference.  The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Between March 20, 2012 and April 9, 2012, GAP 90, KG, CDA, GAPCO III and GAPCO IV purchased an aggregate of 3,387,766 shares of Common Stock in open market transactions, for an aggregate purchase price of $61,039,958.

CUSIP No. 12467B304	Page 11 of 18 Pages

Such purchasers obtained the funds to purchase the Common Stock from contributions from their respective limited partners or members.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported herein for investment purposes.  Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, management of the Company, one or more members of the board of directors of the Company, and may make suggestions concerning the Company’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Common Stock.  The Reporting Persons expect that they will, from time to time, review their investment position in the Company and may, depending on the Company’s performance and other market conditions, increase or decrease their investment position in the Common Stock.  In addition, the Reporting Persons may, from time to time, make additional purchases of Common Stock either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.  Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the Common Stock.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

(a)   As of the date hereof, GAP 90 owns of record 3,176,941 shares of Common Stock, representing 6.1% of the Company’s issued and outstanding shares of Common Stock, KG owns of record 6,852 shares of Common Stock, representing 0.0% of the Company’s issued and outstanding shares of Common Stock, CDA owns of record 7,230 shares of Common Stock, representing 0.0% of the Company’s issued and outstanding shares of Common Stock, GAPCO III owns of record 165,073 shares of Common Stock, representing 0.3% of the Company’s issued and outstanding shares of Common Stock and GAPCO IV owns of record 31,670 shares of Common Stock, representing 0.1% of the Company’s issued and outstanding shares of Common Stock.  As of the date hereof GmbH Management, GenPar and GA each own of record no shares of Common Stock.  As of the date hereof, the Reporting Persons may be deemed to beneficially own, in the aggregate, 3,387,766 shares of Common Stock, representing approximately 6.5% of the Company’s outstanding Common Stock.

By virtue of the fact that (i) GA is the general partner of CDA and GenPar, (ii) GenPar is the general partner of GAP 90, (iii) GA is the managing member of GAPCO III and GAPCO IV and (iv) GmbH Management is the general partner of KG, the Reporting Persons may be deemed to beneficially own an aggregate of 3,387,766 shares of Common Stock and to have the shared power to vote or to direct the vote of the 3,387,766 shares of Common Stock.

CUSIP No. 12467B304	Page 12 of 18 Pages

(b)   (i) None of the Reporting Persons has the sole power to direct the voting and disposition of the shares of Common Stock which each owns of record.

(ii) Please see Item 5(a), which is hereby incorporated by reference.

(c)   Except as set forth in Item 3, Item 4, or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Common Stock during the past 60 days.

(d)   No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock owned by any of the Reporting Persons.

(e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The Reporting Persons and the GA Managing Directors may, from time to time, consult among themselves and coordinate the voting and disposition of the Common Stock held by the Reporting Persons, as well as such other action taken on behalf of the Reporting Persons with respect to the Common Stock held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

On December 22, 2011, the Company entered into a letter agreement (the “Letter Agreement”) with General Atlantic Service Company, LLC, a Delaware limited liability company and an affiliate of GA (“GA Service Company”), which Letter Agreement was amended by a First Amendment to the Letter Agreement dated March 20, 2012 (the “First Amendment”).  Pursuant to the Letter Agreement and the First Amendment, GA Service Company agreed, on behalf of itself and certain of its affiliates, to certain standstill provisions, subject to certain exceptions.  This description of the Letter Agreement and First Amendment is qualified in its entirety by reference to the Letter Agreement and First Amendment, copies of which are attached as Exhibit 2 and Exhibit 3 to the Schedule 13D and incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Letter Agreement between GA Service Company and the Company, dated December 22, 2011.

CUSIP No. 12467B304	Page 13 of 18 Pages

Exhibit 3:	First Amendment to Letter Agreement between GA Service Company and the Company, dated March 20, 2012.

CUSIP No. 12467B304	Page 14 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 2012.

GENERAL ATLANTIC PARTNERS 90, L.P.

By:	General Atlantic GenPar, L.P., its general partner

By:	General Atlantic LLC, its managing member

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH, its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Procuration Officer

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC, its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC, its managing member

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

CUSIP No. 12467B304	Page 15 of 18 Pages

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC, its managing member

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Procuration Officer

GENERAL ATLANTIC GENPAR, L.P.

By:	General Atlantic LLC, its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

CUSIP No. 12467B304	Page 16 of 18 Pages

SCHEDULE A

GA Managing Directors

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
William E. Ford (Chief Executive Officer)	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Frank J. Brown (Managing Director and Chief Operating Officer)	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Thomas J. Murphy (Managing Director and Chief Financial Officer)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
John Bernstein	23 Savile Row London W1S 2ET United Kingdom	United Kingdom
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	United Kingdom
Alexander Chulack	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Mark F. Dzialga	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Cory A. Eaves	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Martin Escobari	Rua Dr. Renato Paes de Barros, 1017 15˚ andar 04530-001 São Paulo, Brazil	Bolivia and Brazil

CUSIP No. 12467B304	Page 17 of 18 Pages

Name	Business Address	Citizenship
Abhay Havaldar	Asia Square Tower 1 8 Marina Vew, #41-04 Singapore 018960	Singapore
Patricia Hedley	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
David C. Hodgson	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Jing Hong	Room 1708-12 China World Office 1 China World Trade Center 1 Jianguomenwai Ave. Beijing 100004 China	China
René M. Kern	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Jonathan C. Korngold	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Jeff X. Leng	Suite 5801, 58th Floor Two International Finance Center 8 Finance Street Central, Hong Kong	Hong Kong SAR
Anton J. Levy	55 East 52nd St., 32nd Floor New York, New York 10055	United States

CUSIP No. 12467B304	Page 18 of 18 Pages

Name	Business Address	Citizenship
Adrianna C. Ma	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Hans Morris	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Ranjit Pandit	17th Floor Express Towers Nariman Point Mumbai 400 021 India	United States and India
Andrew C. Pearson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Brett B. Rochkind	228 Hamilton Ave. Palo Alto, CA 94301	United States
David A. Rosenstein	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Philip P. Trahanas	3 Pickwick Plaza Greenwich, Connecticut 06830	United States